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                 SECURITIES AND EXCHANGE COMMISSION  --------------------------
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                            SCHEDULE 13D

             UNDER THE SECURITIES EXCHANGE ACT OF 1934


                       UNIHOLDING CORPORATION
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                          (Name of Issuer)


                    Common Stock, $.01 Par Value
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                   (Title of Class of Securities)


                            904761202
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                         (CUSIP Number)


                     Bank of America Corporation
                     100 North Tryon Street
                     Charlotte, NC 28255
                     (704) 388-3951 James E. Banks, Jr.
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           (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)


                        August 28, 2000
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      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 904761202

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            1. Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only).
               Bank of America Corporation
               Federal Identification Number:  56-0906609

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            2. Check the Appropriate Box if a Member of a Group
               (a)  /  /
               (b)  /X /

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            3. SEC Use Only

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            4. Source of Funds   OO

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            5. Check if Disclosure of Legal Proceedings Is Required
               Pursuant to Items 2(d) or 2(e)
                                                                           / /
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            6. Citizenship or Place of Organization   Delaware

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                 7. Sole Voting      232,494
   Number of        Power
    Shares
 Beneficially   ----------------------------------------------------------------
   Owned by      8. Shared Voting Power   0 (see Item 5)
     Each
  Reporting     ----------------------------------------------------------------
    Person       9. Sole Dispositive Power   232,494
     With
                ----------------------------------------------------------------
                10. Shared Dispositive Power    0 (see Item 5)

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           11. Aggregate Amount Beneficially Owned   (see Item 5)  232,494
               by Each Reporting Person

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           12. Check if the Aggregate Amount in Row (11) Excludes Certain
               Shares
                                                                         /X/
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           13. Percent of Class Represented by Amount in Row (11)  11.2%*

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           14. Type of Reporting Person (See Instructions)   HC, BD

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*Based on 2,069,848 shares indicated as outstanding on the Form 10-K filed by
UniHolding Corporation on February 18, 2000.

                                       2

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ITEM 1.   SECURITY AND ISSUER

     This Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock"), of UniHolding Corporation, a Delaware corporation, (the "Company"). The principal executive office of the Company is located at 96 Spring Street, New York, New York 10012.

ITEM 2.   IDENTITY AND BACKGROUND

     (a) This statement is filed by Bank of America Corporation, a Delaware corporation (the "Reporting Person").

     (b) The business address of the Reporting Person 100 North Tyron Street, Charlotte, North Carolina 28255.

     (c) The Reporting Person is engaged in the business of acting as a multi-bank holding company. The required information for each of the directors and officers of the Reporting Person is set forth in Exhibit 99.A hereto and incorporated herein by this reference.

     (d) None of the persons referred to in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     (e) None of the persons referred to in this Item 2 has been a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     (f)  The Reporting Person is a Delaware corporation.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Banc of America Securities LLC ("BOA"), a subsidiary of the Reporting Person, entered into a Subparticipation Agreement with Donaldson Lufkin & Jenrette Securities Corporation ("DLJ") under which it purchased a subparticipation interest in the November 7, 1996 Participation Agreement between DLJ and Unilab Corporation ("Participation Agreement"). As part of the Participation Agreement, DLJ purchased a 100% interest in a Promissory Note dated June 30, 1995 in the original principal amount of $15,000,000 of Unilabs Group Limited and Company, as makers, to Unilab Corporation ("Promissory Note"). The Promissory Note provided that if the debt was not paid in full by January 1, 1997, "payment shall be effected by UniHolding immediately converting the unpaid amount of such obligation into shares of UniHolding's publicly traded common stock." The debt under the Promissory Note was not paid, and accordingly, on January 1, 1997, the Promissory Note converted into 1,394,963 shares of Company common stock. BOA received its shares of Company stock as part of this conversion on or about January 1, 1997.


ITEM 4.   PURPOSE OF TRANSACTION

     The Reporting Person previously reported the position of BOA in the Company on Schedule 13G. This position is now being reported on this
Schedule 13D due to BOA's actions concerning the Company as described herein. BOA believes that its share price is undervalued in light of the share price of other public companies similarly situated, and believes it is in the best interest of the Company's

                                       3

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stockholders to explore alternative ways of increasing stockholder value.  To that end, on August 29, 2000, BOA submitted to the Company a request to include on the proxy statement to be distributed to the Company's stockholders in connection with the solicitation of proxies for the next meeting of the Company's stockholders a request to include on such proxy statement the name of one (1) person that BOA is nominating for election to the Company's Board of Directors. BOA will nominate a person whom it believes will seek to enhance stockholder value through the exploration of various alternatives and the issuance of directives to the Company's officers to act on one more of these alternatives. BOA also intends to have future communications with the Company's senior management and board of directors regarding taking actions to increase Company shareholder value.

     Effective August 28, 2000, BOA and Grace Brothers, Ltd. ("Grace") reached an unwritten agreement that Grace will vote all of the shares beneficially owned by it for the person whom BOA nominates for election to the Board of Directors of the Company, and BOA will vote all the shares beneficially owned by it for the persons whom Grace nominates for election to the Board of Directors of the Company. Grace has beneficial ownership of 444,587 shares (approximately 21.5% of the total outstanding).

     The Reporting Person and BOA expressly disclaim any admission that it has beneficial ownership of, or any pecuniary interest in, any shares of Common Stock except for the 232,494 shares with respect to which it possesses sole voting and dispositive power. In addition, BOA further disclaims the existence of a group.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date of this filing, BOA, a subsidiary of the Reporting Person, beneficially owns 232,494 shares of Common Stock of the Company, representing approximately 11.2% of the 2,069,848 shares outstanding as reported in the Company's most recently filed annual report on Form 10-K filed with the SEC on February 18, 2000 for the fiscal year ended May 31, 1999.

     As noted in Item 4, Grace has agreed to vote its 444,587 shares of common stock beneficially owned by it in favor of BOA's nominee to the Board of Directors. BOA expressly disclaims beneficial ownership of such shares.

     (b) BOA has sole voting and dispositive power with respect to 232,494 shares of Common Stock of the Company. Grace has sole voting and dispositive power with respect to 444,587 shares of Common Stock of the Company, provided, however, that Grace has agreed to vote such shares in favor of the BOA's nominee to the Board of Directors.

     (c ) There were no transactions in the Common Stock by BOA or Grace in the past sixty days.

     (d)  Not Applicable.

     (e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     As more fully described in Item 4, BOA has an unwritten understanding with Grace that Grace will vote all of the shares of Common Stock beneficially owned by it for the person whom BOA nominates for election to the Board of Directors of the Company. BOA has also agreed to vote all of the shares of Common Stock owned by it for the persons whom Grace nominates for election to the Board of Directors of the Company.

                                       4
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     In addition, BOA and Grace are Plaintiffs in an action in Delaware
Chancery Court, in which the Company, Unilabs Holdings SA ("Panama Holdings") (a Panamanian corporation which was formerly the Company's largest stockholder), Unilabs Group Limited ("UGL") (a British Virgin Island corporation which was formerly a wholly-owned subsidiary of the Company), and members of the Board of Directors of the Company are co-defendants. The Plaintiffs have alleged in the action that the co-defendants breached their fiduciary duties to the Company's non-controlling stockholders by allowing the controlling shareholders to obtain control of the Company's primary asset, its ownership of UGL, in self-dealing transactions. A copy of the Second Amended Complaint is attached as Exhibit 99.B.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 99.A -- Information Concerning Bank of America Corporation.

     Exhibit 99.B -- Complaint filed in the court of Chancery in the State of
                     Delaware.


                                     SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 7, 2000


Bank of America Corporation

/s/  James E. Banks, Jr.
-------------------------------

Name:  James E. Banks, Jr.
     --------------------------

Title: Vice President
      -------------------------

                                       5

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                                   EXHIBIT INDEX

 Exhibit No.                            Description
 -----------                            -----------

99.A           Information Concerning Bank of America Corporation

99.B           Complaint filed in the court of Chancery in the State of Delaware